UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of December 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Offers Critical Communications Solution for First Responders and Extended Public Safety Users with FirstNet

Sierra Wireless offers FirstNet® connectivity as part of a full device-to-cloud solution

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 15, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that it’s providing first responders and extended public safety community access to a full solution which includes FirstNet connectivity along with Sierra Wireless modules and routers. The devices that are part of this solution are FirstNet Ready® in the United States and deliver a reliable, highly secure solution to further public safety capabilities and strengthen incident response.

FirstNet, Built with AT&T is designed with and for America’s first responders and the extended public safety community that could be called upon to support them. FirstNet is evolving based on the needs of, and feedback from, the public safety community, driving purposeful innovation to help them stay mission ready.

Sierra Wireless has been part of the FirstNet Embedded IoT Program since 2018. The FirstNet Embedded IoT Program allows organizations like Sierra Wireless to integrate FirstNet into industry-leading FirstNet-eligible devices. This creates a single, end-to-end solution for FirstNet-eligible customers. FirstNet embedded solutions go through an extensive review process to ensure they meet the highest standards for reliability, security, and performance.

“Sierra Wireless has been a valued member of the FirstNet Embedded IoT Program, and we’re pleased to be working with them to deliver a reliable and essential communications solution for the first responders and the extended public safety community,” said Matt Walsh, assistant vice president, product management and development, FirstNet Program at AT&T. “This allows us to further our mission to deploy, operate, maintain, and enhance the only nationwide wireless platform dedicated to first responders and the extended public safety community that support them.”

“When disaster strikes, network access is critical for the extended public safety community,” said Ross Gray, vice president of managed connectivity solutions at Sierra Wireless. “Dependable, uninterrupted, around the clock communication is essential, and any disruption can be detrimental. The Sierra Wireless solution helps ensure the prioritized access necessary to stay connected. A full solution, which includes a Sierra Wireless device, FirstNet connectivity, and a purpose-built, cloud-based dashboard, allows extended public safety users to have confidence that their critical communications stay intact when they need it most.”

Users can also access AirVantage®, Sierra Wireless’ IoT connectivity platform offering a custom, cloud-based self-service dashboard which enables users to manage both their connectivity and devices in one location, simplifying logistics, and optimizing communication costs.

The full solution is now available for purchase directly from Sierra Wireless.

For more information, visit: https://www.sierrawireless.com/iot-connectivity/enhanced-carrier-connectivity/; https://www.sierrawireless.com/router-solutions/first-responder-network/

For more on FirstNet, check out FirstNet.com.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

©2022 AT&T Intellectual Property. FirstNet and the FirstNet logo are registered trademarks and service marks of the First Responder Network Authority. All other marks are the property of their respective owners. FirstNet is available only within the United States, Puerto Rico and the U.S. Virgin Islands.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

Sean Fallis
Sierra Wireless
Investor Relations
investor@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: December 15, 2022